March 19, 2025

Choi Tan Yee
Executive Director and Chief Financial Officer
Alpha Technology Group Ltd
Unit No. 08 on the 25th Floor of Nanyang Plaza
No. 57 Hung To Road
Kwun Tong, Kowloon, Hong Kong

       Re: Alpha Technology Group Ltd
           Form 20-F for the Year Ended September 30, 2024
           Filed January 27, 2025
           File No. 001-41847
Dear Choi Tan Yee:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year Ended September 30, 2024
Risk Factors
You may incur additional costs and procedural obstacles..., page 35

1. We note your disclosure that most of your directors and executive officers are Hong
       Kong nationals or residents and a substantial portion of their assets are located in
       Hong Kong outside of the United States. Please identify any directors, officers, or members of senior management located in the PRC/Hong Kong. Additionally, please include a separate "Enforceability" section that addresses whether or not investors may bring actions under civil liability provisions of the U.S. federal securities laws against you, your officers or directors who are residents of a foreign country, and whether investors may enforce these civil liability provisions when your assets, officers, and directors are located outside of the United States.
 March 19, 2025
Page 2
Business Overview, page 48

2.     We note that revenue from your AI-OCR software accounted for 6.5% of your total
       revenue in fiscal year 2024 but your website appears to be focused on your AI
       technology. For example, you state that you are the    first Hong
Kong-based AI
       company listed on Nasdaq   [and you] focus on AI-related technologies
with ERP
       systems to provide AI driven automation processes   [and your] AI
solution helps
       businesses manage communications with AI.    We also note public
statements that the
       company uses LLM applications to create AI solutions for businesses and governments. Please discuss the full scope of AI services that the company offers and
       clarify whether they encompass more than the AI-OCR software. Discuss the risk and uncertainties related to providing these AI services. Further, explain whether management envisions AI becoming a growing part of the company's business offerings and if so, disclose the timeline for such development. Results of Operations, page 65

3. We note your aggregation of the results of operations of the successor and predecessor periods for the fiscal year ended September 30, 2023. Please note that it is generally inappropriate to combine financial information for predecessor and successor periods for purposes of MD&A discussion as the financial statements are prepared on different bases of accounting and are therefore not comparable. In this regard, please revise your results of operations discussion to separately present and discuss the historical results of your predecessor and successor or explain to us how your presentation complies with Item 303 of Regulation S-K. To the extent you include a supplemental comparative discussion of the results prepared on a pro forma basis for the relevant pro forma period, it should reflect all relevant pro forma adjustments in accordance with Article 11 of Regulation S-X and disclosure should be provided to explain how the pro forma presentation was derived, why you believe the presentation to be useful, and any potential risks associated with using such a presentation.
Consolidated Statements of Operations and Comprehensive Loss, page F-5

4. Please explain to us your basis in GAAP for presenting the results of operations for the year ended September 30, 2023 on a basis that combines the predecessor operating results from October 1, 2022 to October 11, 2022 with the successor operating results from October 12, 2022 to September 30, 2023.
5. Please revise the tabular presentations in your Statements of Operation and
       Comprehensive Loss and your Statements of Cash Flows, as well as presentation elsewhere in your filing such as in the discussion of your results of operations beginning on page 65, so that your financial statements and other data presented in tabular form to read consistently from left to right in the same chronological order throughout the filing. We refer you to the guidance in SAB Topic 11:E. March 19, 2025
Page 3
Financial Statements
Note 1. Organization and Principle Activities, page F-8

6. We note you disclosed "[o]n October 12, 2022, Alpha acquired 100 % of equity interest in NSL and TSL from the former shareholders." In light of this disclosure, please clarify and explain to us the meaning of your disclosure under Recent
       Developments on page F-8. In this regard, we note you said "[t]he subsidiaries of
       Alpha were under the control of different ultimate owners immediately following their acquisition by Alpha. Although, after the acquisition, NSL and TSL became wholly-
       owned subsidiaries of Alpha, the two acquired companies did not operate under common control as their ultimate owners had been different." In addition, explain to us and disclose when you obtained control of the subsidiaries, how you obtained control, and why you began reporting the results of operations beginning on October
       12, 2022 as the Successor results of operations.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-
551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Ying Li